Upcoming change

of Chief Executive Officer

Paris, France, septembre 10th 2008

The evolution of the worldwide pharmaceutical sector requires the key players to acutely redefine their strategy.

The Board of Directors of sanofi-aventis recommends a strategy built on three major axes.

o	The research and development of major innovative products, which remains one of the indispensable means of growth, must be better adapted to the new regulatory and economic constraints of the markets.

o	The strong positions of the Group and its dynamic in emerging markets must be significantly reinforced.

o	The development of other activities related to medicines and Healthcare must be actively continued.

In this context, the Board of Directors, in agreement with Mr Gerard Le Fur, wished to organize a change of the General Management of the Group, and thereby to entrust the realization of this strategy to a person able to implement it in the long term.

To this end, the Board has decided that Mr Chris Viehbacher will succeed Mr Gerard Fur as Chief Executive Officer (CEO) of the Group, as of December 1st, 2008.

Mr Gerard Fur will continue to provide his competences to the General Management of the Group in the scientific domain.

Mr Chris Viehbacher (48 years old) has spent 20 years of his career within the GlaxoSmithKline Group; he has held a variety of senior positions, notably the General Manager of France and later of Europe. In his last position, he was President Pharmaceutical Operations, North America and a member of the Board.

The financial conditions related to the above mentioned decisions will be posted on the internet website in the coming days.

About Chris Viehbacher

Chris Viehbacher, born on March 26, 1960, holds Canadian and German nationalities; he is a graduate of the Queens University of Ottawa (Canada) and a certified public accountant. After having beginning his career at PriceWaterhouseCoopers, he spent the major part of its professional life (1988-2008) in the Wellcome group, GlaxoWellcome then GlaxoSmithKline where he acquired broad international experience in different positions across Europe (Germany, France, and Great Britain) and in the United States and Canada.

In its last position, Chris was President, Pharmaceutical Operations North America, Co-Chairman of the Portfolio Management Board which takes strategic decisions for R&D within GSK, and a member of the board. In addition, he is a Board member of PhRMA in the United States.

Chris Viehbacher speaks French, English and German, he has lived 9 years in France, is married with three children. He is a knight of the French Legion of Honour since 2003.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).